

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Or Offer
Chief Executive Officer
Similarweb Ltd.
33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel

      Re: Similarweb Ltd.
          Registration Statement on Form F-3
          Filed May 10, 2024
          File No. 333-279295

Dear Or Offer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino at 202-551-3456 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology

cc: Penny J. Minna